(912) 443-2075
bsmith@cititrends.com

August 7, 2007

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: Michael Moran, Branch Chief Accountant

Re:	Citi Trends, Inc. (the “Company”)
Form 10-K for the year ended February 3, 2007
Filed April 11, 2007
File No. 0-51315

Dear Mr. Moran:

We hereby submit three copies of the Company’s responses to the Staff’s comments conveyed in a letter to the Company dated July 26, 2007 in connection with the Staff’s review of the Company’s Form 10-K for the year ended February 3, 2007.

In connection herewith, the Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Results of Operations, page 23

1.              You discuss the business reasons for changes in the various line items of your statements of income.  However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in

August 7, 2007

the line item.  For example, you indicate, “the increase in comparable store sales was from a higher average item price and an increase in customer transactions which was due in part to increasing consumer preference for branded goods.”  You should further enhance the discussion to provide some quantitative analysis with respect to your product mix.  In this regard, we note you sell to men, women, boys and girls, and you offer branded and private label products.  Whenever possible, please quantify all line item changes with more than one business reason.  Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Response:

We will revise future filings to provide a more in-depth quantification of the reasons for changes in the various line items of the Statements of Income.  As an example, the Net Sales discussion in the “Fiscal 2006 Compared to Fiscal 2005” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) will include the following disclosures in the next Form 10-K:  “Approximately one-half of the increase in comparable store sales was from a higher average item price, with the remainder due to an increase in customer transactions.  A greater consumer preference for branded goods played a large role in both the higher average item price and the increase in transactions.”  Additionally, the disclosure will be enhanced in future filings to quantify the performance of individual merchandising departments, as follows:  “Comparable store sales increases by major merchandise class were as follows in 2006:  Children’s 15%; Accessories 15%; Home décor 12%; Men’s 8%; and Women’s 2%.”

2.              Please explain to us and revise future disclosure to indicate where depreciation expense is being recorded on the statements of income.  Furthermore, please ensure that you provide appropriate explanations for all material changes in your financial statements.  In this regard, we note that depreciation expense has become material to your financial statements.

Response:

The Company records all depreciation expense in “Selling, general and administrative expenses” on the Statements of Income.  We will revise future filings to disclose the following within the “Property and Equipment, net” section of footnote 2, “Summary of Significant Accounting Policies” (page F-10):  “Depreciation and amortization expense is included in selling, general and administrative expenses on the Statements of Income.”

Additionally, explanations of all material changes in depreciation expense will be included in the “Results of Operations” section of MD&A in future filings.

August 7, 2007

Discussion of Cash Flows, page 27

3.              Please reconcile for us the amount of cash used in investing activities for the purchase of property and equipment to the amounts listed on your statements of cash flows for the fiscal years ended 2006 and 2005.

Response:

Provided below is a reconciliation of the amount disclosed as property and equipment purchases in the “Cash Flows (Used) in Investing Activities” section on page 27 to the capital expenditures reflected in the Statement of Cash Flows on page F-7:

Fiscal 2006
2006 cash purchases of property and equipment per the Statement of Cash Flows (page F-7)	$ 15,652,305
2006 noncash purchases of property and equipment financed through capital leases per Statement of Cash Flows supplemental disclosures (page F-8)	4,808,505

Total 2006 purchases of property and equipment per Statement of Cash Flows	$ 20,460,810

Total 2006 purchases of property and equipment disclosed on page 27	$ 20.5 million

Fiscal 2005
2005 cash purchases of property and equipment per the Statement of Cash Flows (page F-7)	$ 11,553,817
2005 noncash purchases of property and equipment financed through capital leases per Statement of Cash Flows supplemental disclosures (page F-8)	514,191

Total 2005 purchases of property and equipment per Statement of Cash Flows	$ 12,068,008

Total 2005 purchases of property and equipment disclosed on page 27	$ 12.1 million

August 7, 2007

Additionally, please see on page 27 the third sentence of the “Cash Flows (Used) in Investing Activities” section, which reads, “Excluding equipment financed by capital leases, the net amount of cash spent on purchases of property and equipment was $15.7 million and $11.6 million in fiscal 2006 and fiscal 2005, respectively.”

4.              We note your discussion of excess tax benefits resulting from stock option exercises in the amount of approximately $12 million.  We further note the cash inflow from excess tax benefits related to option exercises included as financing activities in your statement of cash flows.  You did not present an operating cash outflow for such option exercises on a gross basis as it appears that this amount is netted against another line item in the statement of cash flows.  In future filings, please revise the statement of cash flows to present the amount on a gross basis in the cash flows from operating activities.  See paragraph A96 of SFAS no. 123(R).

Response:

We will revise future filings to disclose the excess tax benefits related to option exercises as an operating cash outflow in the Statement of Cash Flows.  In fiscal 2006, the gross amount of the excess tax benefits from stock option exercises was netted against the change in income taxes payable in the operating section of the Statement of Cash Flows.

Critical Accounting Policies, page 29

5.              None of the critical accounting estimates that you include in your current disclosures include a meaningful sensitivity analysis.  Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available.  You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

August 7, 2007

Response:

We will revise future filings to include enhanced disclosures of sensitivity and other quantitative information as it relates to critical accounting estimates, when it is reasonably available.  For informational purposes, of the estimates referred to in this section, the allowance for returns has historically been immaterial (less than $200,000); inventory shrinkage has not been volatile during the three years included in the Form 10-K (cost of inventory shrinkage as a percent of sales has ranged from 1.3% to 1.7% during the three years); no impairment of long-lived assets has been recorded during fiscal 2006, 2005 or 2004 based on the analysis of the projected cash flows for such assets; fair value assumptions used to value stock-based compensation were new in 2006; contingent rent expense is predictable based on historical sales trends for each store; and income tax expense has not been affected significantly during the three-year period due to changes in estimates.

(2) Summary of Significant Accounting Policies, page F-10

(1) Earnings per Share, page F-12

6.              We are uncertain why the implementation of SFAS no. 123(r) would have any impact on the calculation of diluted earnings per share.  In this regard, the provisions applicable to the treasury stock method with respect to calculating option dilution under Statement no. 128 were in effect prior to the adoption of Statement no. 123(r). Please advise, or revise the financial statements.

Response:

The difference in the computation of common stock equivalents outstanding after adoption of SFAS No. 123 (r) versus prior thereto arises as a result of footnote 13 to paragraph 21(b) of SFAS No. 128.  Footnote 13 states that computing assumed proceeds under the treasury stock method includes any amount of compensation cost attributed to future services and not yet recognized and applies only to those stock-based awards for which compensation cost will be recognized in the financial statements in accordance with APB No. 25 or SFAS No. 123.  Since SFAS No. 123 (r) was not adopted until fiscal 2006, and since most options issued prior to 2006 did not result in compensation cost under APB No. 25, the computation of assumed proceeds in years prior to 2006 under SFAS No. 128 did not include amounts related to compensation cost attributed to future services.

August 7, 2007

(n) Operating Leases, page F-13

7.              Please tell us how you determine the amounts of future minimum contingent lease payments and clarify your disclosure.  Please disclose the amounts of rent expense related to the contingent rentals for each period presented as required by paragraph 16(c) of SFAS no. 13.

Response:

Contingent lease payments are determined each year on a store-by-store basis, dependent on whether a store triggered a contingent lease payment by exceeding its sales threshold, as specified within the individual store lease contract.  Future minimum lease payments are disclosed in Note 9 (page F-22) and do not include future contingent lease payments, because they are dependent on achieving certain store sales levels.  The amount of rent expense related to contingent rentals for each of the last three years is disclosed in Note 9:  “(including $2.5 million, $1.7 million and approximately $723,000 of percentage rent)”.

(o) Store Openings and Closing Costs, page F-13

8.              Please tell us and disclose in future filings the line item in which you include the cost of closing a store.  See paragraph 20c of SFAS 146.

Response:

The Company records all expenses related to the closing of a store in “Selling, general and administrative expenses” on the Statements of Income.  We will revise future filings to disclose the following within the “Store Opening and Closing Costs” section of footnote 2 (page F-13):  “All such costs are included in selling, general and administrative expenses on the Statements of Income.”  Note that only two stores were closed during the three years ended February 3, 2007.

(5) Long-term Debt and Capital Lease Obligations, page F-15

9.              Prospectively, please disclose the interest rate with respect to your non-negotiable three year junior subordinated note payable.  See Rule 5-02 of Regulation S-X.  Furthermore, please confirm for us that such liability is not associated with a related party.  If so, then please see Rule 4-08(k) of Regulation S-X.

Response:

We will revise future filings to disclose that the interest rate on the subordinated note payable was 6%.  Note that this debt has been paid off in fiscal 2007; however, we will include the interest rate disclosure as it relates to the fiscal 2006 year-end balance when we prepare the Form 10-K for fiscal 2007.

August 7, 2007

The debt was to an individual who was not a related party during the three years ended February 3, 2007.

(8) Stockholders’ Equity, page F-17

(k) Stock Options, page F-18

10.  If applicable, please disclose any compensation cost capitalized.  See paragraph A240.g(1)(b) of SFAS no. 123R.

Response:

The Company did not capitalize any compensation costs in fiscal years 2006, 2005 or 2004.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (912) 443-2075.  Please acknowledge receipt of this response letter by stamping the enclosed additional copy of this letter and returning it to my attention.

Sincerely,

/s/ Bruce D. Smith
Bruce D. Smith
Chief Financial Officer

cc:           Robert Babula, Staff Accountant